Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd.,
Announces the Rejection of an Administrative Petition by the Court in respect of the Israel
Electric Corporation’s Cancellation of the Tender for the Eshkol Acquisition

Singapore, September 15, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced an update on the administrative petition filed by the special-purpose corporation owned equally by OPC Power Plants Ltd. (an 80% subsidiary of OPC) and a corporation held by the Noy Fund (“OPC Eshkol”) with the Tel Aviv Administrative Court requesting remedies with respect to a tender conducted for the acquisition of the “Eshkol” power plant (the “Tender”).

OPC has announced that OPC Eshkol’s administrative petition was rejected by the Tel Aviv Administrative Court, and that OPC Eshkol is reviewing the ruling with its legal counsel.

For further details relating to the Tender, refer to Kenon’s reports on Form 6-K furnished by Kenon on May 22, 2023, June 18, 2023, July 19, 2023, August 10, 2023 and August 31, 2023.